UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

On August 12, 2004, Deutsche Telekom AG announced selected results of its mobile operations in North America, which was contained in a press release, a copy of which is filed as Exhibit 99.1 and incorporated herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten Name: Rolf Ewenz-Sandten Title: Vice President

Date: August 16, 2004

Bellevue, August 12, 2004

T-MOBILE USA REPORTS SECOND QUARTER 2004 RESULTS

•	1.092 million new net customers added in Q2 2004

•	New net customers totaled 2.27 million during the first half of 2004, up from 1.53 million for the first half of 2003

•	Customer base currently at 15.4 million, compared to 11.4 million mid year 2003, an increase of 4 million for the 12 months

•	$717 million in Operating Income Before Depreciation and Amortization (OIBDA) in Q2 2004, up 46% from Q1 2004

T-Mobile USA, Inc. ("T-Mobile USA") the U.S. operation of T-Mobile International AG & Co. KG ("T-Mobile International"), the mobile communications subsidiary of Deutsche Telekom AG ("Deutsche Telekom") (NYSE: DT), today announced second quarter 2004 results. All financial amounts are in USD and are based on accounting principles generally accepted in the United States ("GAAP") in order to provide comparability with the results of other U.S. wireless carriers. T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports its financial results in accordance with German generally accepted accounting principles.

In the second quarter of 2004, T-Mobile USA added 1,092,000 net customers, compared with 1,174,000 added in the first quarter of 2004 and 606,000 in the second quarter of 2003. About 86% of the growth in the second quarter of 2004 came from new postpay customers, which currently comprise 89% of the customer base.

"Strong customer growth in the second quarter continues to validate both the strength of the U.S. market overall and the value of T-Mobile's service proposition," said Robert Dotson, President and CEO of T-Mobile USA. "This is the third successive quarter we have added more than a million new customers. Our Get More promise continues to deliver the best value in wireless, and is complemented with the nation's best customer service experience. T-Mobile was recently recognized by J.D. Powers in their "2004 Customer Care Performance Study" as having the highest satisfaction among all national carriers for customer service (see details below). This is a testament to our ability to operationally deliver on our promise to our customers. As a result of our ongoing focus on quality and reliability, T-Mobile USA captured almost 25% of the net customer additions posted by the six national carriers this quarter, and a 7.6% increase in our customer base."

"With 15.4 million customers, T-Mobile USA has now passed the milestone of 15 million customers a year ahead of the original target," said Rene Obermann, CEO of T-Mobile International and Member of the Board of Management, Deutsche Telekom. "But more importantly, the T-Mobile USA story is one of balancing subscriber growth with financial results, evidenced by a 46% sequential improvement in OIBDA and an OIBDA margin of 29% in Q2 2004."

T-Mobile USA reported OIBDA of $717 million in the second quarter of 2004, up from $492 million in the first quarter of 2004 and $501 million in the second quarter of 2003. OIBDA margin (OIBDA divided by service revenues) was 29% in the second quarter of 2004, compared to 22% in the first quarter of 2004 and 28% in the second quarter of 2003. T-Mobile USA's net income for the second quarter of 2004 was $240 million, improved from the $157 million net loss in the first quarter of 2004 and $130 million net loss in the second quarter of 2003.

This is the first quarter that T-Mobile USA has reported positive net income in its history.

T-Mobile USA service revenues, which consist of postpay, prepaid, and roaming and other service revenues, were $2.46 billion in the second quarter of 2004, up from $2.21 billion in the first quarter of 2004 and $1.77 billion in the second quarter of 2003. In addition to high customer growth, the revenue increases in the current year reflect inclusion of two new components: Universal Service Fund ("USF") recovery fees and regulatory cost recovery fees. Both items are explained further in the footnotes.

ARPU (Average Revenue Per User, calculated by dividing total service revenues by average customers for the month) was $55 in the second quarter of 2004, up from $54 in the first quarter of 2004 and $53 in the second quarter of 2003. The sequential improvement reflects a typical seasonal increase as well continued growth in revenue from data services, which now comprises 5% of postpay ARPU, compared to 4.5% in the first quarter of 2004. (After adjusting for USF and regulatory cost recovery fees, ARPU was the same in the second quarter 2003 as the second quarter of 2004.)

Postpay churn averaged 2.4% per month in the second quarter of 2004, down from 2.6% in the first quarter of 2004, and up from 2.3% in the second quarter of 2003. Blended churn, a mix of postpay and prepaid customers, was 2.8% in the second quarter of 2004, down from 3.0% in both the first quarter of 2004 and the second quarter of 2003. The sequential improvement in churn is primarily the result of a lower volume of postpay customers reaching their one-year service anniversary, the result of lower net customers additions in the second quarter of 2003.

The cost of acquiring a customer, Cost Per Gross Add ("CPGA"), was $318 in the second quarter of 2004, down from $326 in the first quarter of 2004, and down from $332 in the second quarter of 2003. The sequential improvement in CPGA is primarily the result of reduced handset subsidy loss.

The cost of serving customers, Cash Cost Per User ("CCPU"), was $23 per customer per month in the second quarter of 2004, level with first quarter of 2004 and second quarter of 2003. (After adjusting for USF fees, CCPU would have been $1 higher in the second quarter of 2003 than in the second quarter of 2004.)

Capital expenditures were $664 million in the second quarter of 2004, up from $599 million in the first quarter of 2004 and $402 million in the second quarter of 2003. These capital expenditure totals do not include our share of capital expenditures within the network operations venture with Cingular Wireless LLC ("Cingular") in New York, California and Nevada, which are reported as investments in and advances to unconsolidated affiliates. T-Mobile USA's share of expenditures in this venture were $267 million in the second quarter of 2004, up from $110 million in the first quarter. Overall, 2004 capital expenditures have been accelerated to provide benefits from quality and capacity improvements in the GSM/GPRS network early in the year. T-Mobile USA has, through the second quarter of 2004, added more than 1,900 new on air cell sites (including more than 250 sites in California and Nevada), and the current total number of on air cell sites exceeds 28,700.

In addition to the results prepared in accordance with GAAP provided throughout this press release, non-GAAP financial measures are also included. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP.

Reconciliation from the non-GAAP financial measures to the most directly comparable GAAP financial measures is provided below following Selected Data and the financial statements.

*********************************************

Key Get More Highlights

Get More Service -- J.D. Power Ranks T-Mobile Tops for Customer Service

The results of the 2004 Customer Care Performance Study by J.D. Power and Associates in July 2004 ranked T-Mobile USA the highest among national carriers for customer service by a significant margin. This independent top ranking for T-Mobile made it clear when T-Mobile talks about offering "the best value in wireless" that means more minutes, more features and more service.

With one of the highest rates of new customer additions in the industry, T-Mobile sees quality customer service as a priority commitment to customers and as a significant differentiator in the marketplace.

The 2004 J.D. Power and Associates Customer Care Performance Study provides a detailed report card of wireless customer care performance, based on customer experiences with both the service representative and automated response system (ARS). Four key areas that impact overall carrier performance are factored to determine the customer care index. The key areas include service representative interaction, resolution contact frequency, ARS processing/navigation, and hold time duration.

SELECTED DATA FOR T-MOBILE USA

('000)	Q2 04	Q1 04	Q4 03	Q3 03	Q2 03	Q1 03	Y/E 03
Covered population	224,000	224,000	224,000	224,000	224,000	224,000	224,000
Customers, end of period	15,394	14,302	13,128	12,113	11,443	10,837	13,128
thereof postpay customers	13,720	12,784	11,696	10,805	10,111	9,459	11,696
thereof prepaid customers	1,674	1,518	1,432	1,308	1,332	1,378	1,432
Net customer additions	1,092	1,174	1,015	670	606	921	3,212

Minutes of Use/post pay customer/month	885	817	795	778	745	710	751
Postpaid churn	2.4%	2.6%	2.7%	2.7%	2.3%	2.3%	2.5%
Blended churn	2.8%	3.0%	3.2%	3.3%	3.0%	3.0%	3.1%

($ / month)
ARPU (blended)[1]	55	54	53	54	53	50	53
ARPU (postpay)[1]	55	54	53	53	53	50	53
Cost of Serving (CCPU)[2]	23	23	24	24	23	23	23
Cost Per Gross Add (CPGA)[3]	318	326	344	334	332	303	329

($ million)
Total revenues	2,809	2,597	2,355	2,216	2,000	1,787	8,358
Service revenues[4]	2,464	2,208	1,986	1,902	1,772	1,560	7,219
OIBDA[5]	717	492	327	461	501	307	1,597
Capital expenditures[6]	664	599	547	407	402	378	1,734

Because all companies do not calculate these figures in the same manner, the information contained in this presentation may not be comparable to other similarly titled measures reported by other companies.

1	Our reported revenues include $38 million in fees charged to our customers in the second quarter and $36 million charged in the first quarter of 2004 and remitted under the Universal Services Fund ("USF") provision of the Telecommunications Act of 1996. We previously netted these amounts in our financial statements. Reporting such amounts separately as revenues and network operating expenses has no impact on our operating income (loss), OIBDA or net loss. Had we recorded USF fees separately as revenues and expenses in 2003, blended ARPU would have been approximately $1 higher per quarter for the year.

Also, our revenues for the first and second quarters of 2004 include $22 million and $36 million, respectively, of regulatory cost recovery fees based on an $0.86 per month charge we began including on customer bills during the first quarter. This additional revenue increased ARPU by approximately $0.81 for the second quarter and $0.55 for the first quarter of 2004.

2	The cost of serving customers, or Cash Cost Per User ("CCPU") is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss on equipment (handsets and accessories) sales unrelated to customer acquisition divided by the average total customers during the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations. As noted above, our first and second quarter 2004 revenues and network operating expenses include $36 and $38 million, respectively, of USF fees. Inclusion of these fees in network operating expenses increased CCPU for the first and second quarters of 2004 by approximately $0.90. Had we reported USF fees similarly in 2003, CCPU would have been approximately $1 higher each quarter.

3	Cost Per Gross Add ("CPGA") is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss on equipment (handsets and accessories) sales related to customer acquisition, divided by gross customers added during the quarter. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations.

4	Service revenues include post pay, prepaid, and roaming and other service revenues.

5	OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. We previously used EBITDA, but have changed to OIBDA to be more consistent with industry practice. In a capital-intensive industry such as wireless telecommunications, we consider growth in OIBDA, as well as improvements in the associated percentage margin calculations, to be meaningful indicators of potential future profitability. OIBDA should not be construed as an alternative to operating net income (loss) or net loss as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We also use OIBDA as an integral part of our internal reporting to evaluate the performance of our senior management. We believe that operating income (loss) is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

6	Excludes our investment to fund capital expenditures in the network infrastructure venture with Cingular Wireless LLC ("Cingular"). We and Cingular share in the ownership and operation of the network in the New York City area, most of California and parts of Nevada. Network capital expenditures in these areas are shared between the parties. Our share of these capital expenditures is reflected as part of the accompanying Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Cash Flows in the line "Investments in and advances to unconsolidated affiliates."

T-MOBILE USA
Condensed Consolidated Balance Sheets
(dollars in millions)
(unaudited)

	June 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$122	$148
Accounts receivable, net of allowance for doubtful accounts of $146 and $151, respectively	1,414	1,268
Inventory	480	291
Other current assets	333	421
	2,349	2,128
Property and equipment, net of accumulated depreciation of $2,943 and $2,416, respectively	6,431	6,087
Goodwill	10,689	10,689
Spectrum licenses	11,037	11,039
Other intangible assets, net of accumulated amortization of $768 and $657, respectively	58	168
Investments in and advances to unconsolidated affiliates	968	758
Other assets and investments	175	195
	$31,707	$31,064
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	$700	$537
Accrued liabilities	845	845
Deferred revenue	325	276
Construction accounts payable	420	781
	2,290	2,439
Long-term debt	17	17
Long-term notes payable to affiliates	8,924	8,243
Deferred tax liabilities	3,473	3,410
Other long-term liabilities	188	232
Total long-term liabilities other than shares	12,602	11,902
Voting preferred stock	5,000	5,000
Total long-term liabilities	17,602	16,902
Minority interest in equity of consolidated subsidiaries	—	—
Commitments and contingencies
Shareholder's equity:
Common stock.	35,440	35,440
Deferred stock compensation	(6)	(15)
Accumulated deficit ..	(23,619)	(23,702)
Total shareholder's equity. ..	11,815	11,723
	$31,707	$31,064

T-MOBILE USA
Condensed Consolidated Statements of Operations
(dollars in millions)
(unaudited)

	Quarter Ended June 30, 2004	Quarter Ended June 30, 2003	Year to date June 30, 2004	Year to date June 30, 2003
Revenues:
Post pay	$2,211	$1,556	$4,197	$2,914
Prepaid	144	139	272	275
Roaming and other services	109	76	203	143
Equipment sales	316	207	678	416
Affiliate and other	29	22	56	39
Total revenues	2,809	2,000	5,406	3,787
Operating expenses:
Network	530	347	984	673
Cost of equipment sales	474	313	1,021	643
General and administrative	445	377	876	722
Customer acquisition	643	462	1,316	941
Depreciation and amortization	333	362	713	693
Total operating expenses	2,425	1,861	4,910	3,672
Operating income	384	139	496	115
Other income (expense):
Interest expense	(65)	(167)	(257)	(320)
Equity in net losses of unconsolidated affiliates	(51)	(21)	(86)	(40)
Interest income and other, net	1	(51)	(8)	(43)
Total other income (expense)	(115)	(239)	(351)	(403)
Net loss before income taxes	269	(100)	145	(288)
Deferred income tax expense	(29)	(30)	(62)	(58)
Net Income (loss)	$240	$(130)	$83	$(346)

T-MOBILE USA
Condensed Consolidated Statements of Cash Flows
(dollars in millions)
(unaudited)

	Year to Date June 30, 2004	Year to Date June 30, 2003
Operating activities:
Net Income (loss)	$83	$(346)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	713	693
Deferred income tax expense	63	58
Amortization of debt discount and premium, net	(15)	(1)
Equity in net losses of unconsolidated affiliates	86	40
Stock-based compensation	9	9
Allowance for bad debts	(6)	14
Other, net	(1)	(2)
Changes in operating assets and liabilities:
Accounts receivable	(140)	(45)
Inventory	(190)	110
Other current assets	152	24
Accounts payable	40	(139)
Accrued liabilities	(34)	—
Net cash provided by operating activities	760	415
Investing activities:
Purchases of property and equipment	(1,264)	(779)
Acquisitions of wireless properties, net of cash acquired	(2)	(8)
Investments in and advances to unconsolidated affiliates, net	(296)	(249)
Other, net	—	(7)
Net cash used in investing activities	(1,562)	(1,043)
Financing activities:
Long-term debt repayments	2	(1,376)
Long-term debt borrowings from affiliates, net	651	2,227
Book overdraft	123	(129)
Other, net		10
Net cash provided by financing activities	776	732
Change in cash and cash equivalents	(26)	104
Cash and cash equivalents, beginning of period	148	37
Cash and cash equivalents, end of period	$122	$141

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

OIBDA can be reconciled to our operating income (loss) and OIBDA margin can be reconciled to our operating income (loss) margin as follows:

	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Y/E 2003
OIBDA	$717	$492	$327	$461	$501	$307	$1,597
Depreciation and amortization	(333)	(380)	(407)	(354)	(362)	(331)	(1,454)
Operating income (loss)	$384	$112	($80)	$107	$139	($24)	$143

	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Y/E 2003
OIBDA margin to service revenues	29%	22%	16%	24%	28%	20%	22%

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Y/E 2003
Customer acquisition costs	$643	$673	$655	$548	$462	$479	$2,144
Plus: Subsidy loss Equipment sales	(316)	(363)	(349)	(289)	(207)	(210)	(1,054)
Cost of equipment sales	474	547	558	428	313	330	1,628
Total subsidy loss	158	184	209	139	106	120	574
Less: Subsidy loss unrelated to customer acquisition	(59)	(69)	(105)	(71)	(37)	(35)	(248)
Subsidy loss related to customer acquisition	99	115	104	68	69	85	326
Cost of acquiring customers	$742	$788	$759	$616	$531	$564	$2,470
CPGA ($ / new customer added)	$318	$326	$344	$334	$332	$303	$329

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Y/E 2003
Network costs	$530	$454	$381	$372	$347	$326	$1,427
General and administrative	445	431	434	406	378	344	1,562
Total network and general and administrative costs	975	885	815	778	725	670	2,989
Plus: Subsidy loss unrelated to customer acquisition	59	69	105	71	37	35	248
Total cost of serving customers	$1,034	$954	$920	$849	$762	$705	$3,237
CCPU ($ / customer per month)	$23	$23	$24	$24	$23	$23	$23

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Deutsche Telekom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). Effective December 31, 2003, Powertel, Inc. became a wholly-owned subsidiary of T-Mobile USA, thus the consolidated balance sheets and operating results of T-Mobile USA represent all the consolidated U.S. operations of T-Mobile International. All information contained in this press release reflects the combined results of T-Mobile USA and Powertel as if the companies had been combined historically.

T-Mobile USA operates the largest GSM/GPRS 1900 voice and data network in the United States, reaching over 250 million people including roaming and other agreements. In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the United States, available in more than 4,700 public access locations including Starbucks coffeehouses, Kinko's copy shops, Borders Books and Music, selected airports and American Airlines Admirals Clubs, United Red Carpet Clubs and Delta Air Lines Clubs. T-Mobile USA is committed to providing the best value in wireless service through its GET MORE promise to provide customers with more minutes, more features and more service. T-Mobile USA, Inc. and Powertel, Inc. are no longer required to file periodic reports with the SEC. For more information, visit the company website at http://www.t-mobile.com/.

About T-Mobile International:

T-Mobile International, one of Deutsche Telekom AG's four strategic divisions, is one of the world's leading international mobile communications providers. T-Mobile International's majority-held mobile companies today serve more than 65 million mobile customers in Europe and the U.S For more information about T-Mobile International, please visit http://www.t-mobile.net/. For further information on Deutsche Telekom, please visit the company website at http://www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Philipp Schindera	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.1700	+49 228.181.88880

Hans Ehnert	Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom +1 212.424.2951 +1 877.DT SHARE (toll-free)